Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2026)

CONTINUING CONNECTED TRANSACTIONS AND

REVISION OF ANNUAL CAPS OF TRANSPORTATION SERVICES

FRAMEWORK AGREEMENT

CONTINUING CONNECTED TRANSACTIONS

Freight Forwarding Services Framework Agreement

On August 25, 2026 (after trading hours), Guangzhou (HX) Pony (as customer), a subsidiary of the Company, and Sinotrans Supply Chain (as service provider) entered into the Freight Forwarding Services Framework Agreement, pursuant to which Sinotrans Supply Chain and/or its affiliates shall act as an agent of Guangzhou (HX) Pony and/or its affiliates in managing freight forwarding operations and provide the Freight Forwarding Management Services which include, among others, customs clearance and export declaration, cargo booking, inspection procedures, container loading, ocean transportation, transshipment, and other related services with respect to the outbound shipment and delivery of vehicles from China to overseas destinations.

International Logistics and Delivery Services Framework Agreement

On August 25, 2026 (after trading hours), Beijing (YX) Pony (as customer), a subsidiary of the Company, and Maxx Logistics (as service provider) entered into the International Logistics and Delivery Services Framework Agreement, pursuant to which Maxx Logistics and/or its affiliates shall provide Beijing (YX) Pony and/or its affiliates with the International Logistics and Delivery Services, including but not limited to the provision of import customs clearance and inspection, vehicle registration and local inland transportation services for complete vehicles upon their arrival at worldwide destinations.

International Logistics Management Services Framework Agreement

On August 25, 2026 (after trading hours), Qingdao Cyantron (as customer), a subsidiary of the Company, and Sinotrans Qingdao (as service provider) entered into the International Logistics Management Services Framework Agreement, pursuant to which Sinotrans Qingdao and/or its affiliates shall act as an agent of Qingdao Cyantron and/or its affiliates and provide the Logistics Management Services to Qingdao Cyantron and/or its affiliates, which include, among others, import and export cargo booking (including payment of ocean freight charges, terminal handling charges (THC), port fees, and other miscellaneous carrier charges), customs clearance, inspection procedures, port handover, and other freight forwarding arrangements with respect to the ocean transportation of cargo carried by Qingdao Cyantron and/or its affiliates.

REVISION OF ANNUAL CAPS OF TRANSPORTATION SERVICES FRAMEWORK AGREEMENT

Reference is made to the section headed “Connected Transactions” of the Prospectus in relation to, among other things, the Transportation Services Framework Agreement entered into between Qingdao Cyantron and Sinotrans. Based on information currently available to the Directors in view of the transaction amount already incurred between Qingdao Cyantron and Sinotrans under the Transportation Services Framework Agreement during the six months ended June 30, 2026, the Board anticipates that the existing annual caps under the Transportation Services Framework Agreement will not be sufficient. Accordingly, on August 25, 2026, the Board resolved to revise the existing annual caps under the Transportation Services Framework Agreement.

Save for the Annual Cap Revision, other material terms of the Transportation Services Framework Agreement will remain unchanged.

LISTING RULES IMPLICATIONS

As at the date of this announcement, (i) Sinotrans held 49.0% of the equity interests of Cyantron Logistics, which is a subsidiary of the Company. Sinotrans is therefore a substantial shareholder of Cyantron Logistics; and (ii) Maxx Logistics is an associate of Sinotrans, and each of Sinotrans Supply Chain and Sinotrans Qingdao is a subsidiary of Sinotrans. Therefore, each of Sinotrans, Sinotrans Supply Chain, Maxx Logistics and Sinotrans Qingdao is a connected person of the Company at the subsidiary level and the transactions contemplated under the CCT Agreements and the Transportation Services Framework Agreement (including the Annual Cap Revision) constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

The highest applicable percentage ratio (as defined under the Listing Rules) in respect of the transactions contemplated under (i) each of the Freight Forwarding Services Framework Agreement, the International Logistics and Delivery Services Framework Agreement and the Transportation Services Framework Agreement (taking into account the Annual Cap Revision) exceeds 5%; and (ii) the International Logistics Management Services Framework Agreement exceeds 1% but is less than 5%. By virtue of Rule 14A.101 of the Listing Rules, given that (i) each of Sinotrans, Sinotrans Supply Chain, Maxx Logistics and Sinotrans Qingdao is a connected person of the Company at the subsidiary level; (ii) the Board (including all the independent non-executive Directors) has approved the Freight Forwarding Services Framework Agreement, the International Logistics and Delivery Services Framework Agreement, the International Logistics Management Services Framework Agreement and the Transportation Services Framework Agreement (including the Annual Cap Revision), and the transactions contemplated thereunder; and (iii) all the independent non-executive Directors have confirmed that the terms of the Freight Forwarding Services Framework Agreement, the International Logistics and Delivery Services Framework Agreement, the International Logistics Management Services Framework Agreement and the Transportation Services Framework Agreement (including the Annual Cap Revision) are fair and reasonable, on normal commercial terms or better and in the interests of the Company and the Shareholders as a whole, the transactions contemplated thereunder are subject to the reporting, annual review and announcement requirements, but exempt from the circular, independent financial advice and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

CONTINUING CONNECTED TRANSACTIONS

Freight Forwarding Services Framework Agreement

On August 25, 2026 (after trading hours), Guangzhou (HX) Pony (as customer), a subsidiary of the Company, and Sinotrans Supply Chain (as service provider) entered into the Freight Forwarding Services Framework Agreement, pursuant to which Sinotrans Supply Chain and/or its affiliates shall act as an agent of Guangzhou (HX) Pony and/or its affiliates in managing freight forwarding operations and provide the Freight Forwarding Management Services which include, among others, customs clearance and export declaration, cargo booking, inspection procedures, container loading, ocean transportation, transshipment, and other related services with respect to the outbound shipment and delivery of vehicles from China to overseas destinations.

The principal terms of the Freight Forwarding Services Framework Agreement are set forth below:

Date:	August 25, 2026 (after trading hours)

Parties:	Guangzhou (HX) Pony (as customer); and Sinotrans Supply Chain (as service provider)

Term:	The Freight Forwarding Services Framework Agreement shall be effective from August 25, 2026 to June 30, 2029.

Subject Matter:	Pursuant to the Freight Forwarding Services Framework Agreement, Sinotrans Supply Chain and/or its affiliates shall act as an agent of Guangzhou (HX) Pony and/or its affiliates in managing freight forwarding operations and provide the Freight Forwarding Management Services which include, among others, customs clearance and export declaration, cargo booking, inspection procedures, container loading, ocean transportation, transshipment, and other related services with respect to the outbound shipment and delivery of vehicles from China to overseas destinations.

Pricing Policy:	Subject to the terms as provided in the Freight Forwarding Services Framework Agreement, Guangzhou (HX) Pony and/or its affiliates and Sinotrans Supply Chain and/or its affiliates will enter into specific orders to set out the specific terms and conditions for the Freight Forwarding Management Services, including the scope of services involved and the service fee rates. The service fee rates of the Freight Forwarding Management Services vary depending on the exact type of services involved and are determined by Guangzhou (HX) Pony and/or its affiliates and Sinotrans Supply Chain and/or its affiliates in good faith and on an arm’s-length basis, based on factors such as pick-up location, delivery location, specifications of goods, transportation distance, and requirements for customs clearance. Guangzhou (HX) Pony and/or its affiliates shall review the pricing at least annually, and shall only engage Sinotrans Supply Chain and/or its affiliates if the terms, the service fee rates and conditions of such specific order are fair and reasonable and in the interests of Guangzhou (HX) Pony and/or its affiliates with reference to the prevailing market prices for comparable services, and the underlying commercial terms are no less favorable than those offered by suppliers which are Independent Third Parties.

Historical Transaction Amount and Proposed Annual Caps

The Group had not incurred any historical amount of service fees for the Freight Forwarding Management Services as of the date of this announcement.

The proposed annual caps for the Freight Forwarding Services Framework Agreement shall be as follows:

Proposed annual caps
(US$’ million)
From August 25, 2026 to December 31, 2026	2.0
For the year ending December 31, 2027	3.5
For the year ending December 31, 2028	4.8
From January 1, 2029 to June 30, 2029	4.2

The proposed annual caps for the Freight Forwarding Services Framework Agreement were determined after taking into account:

(i)	the historical transaction amount incurred by the Group for engaging Independent Third Parties for the freight forwarding services, which exceeded US$277,000 during the first half of 2026;

(ii)	the expected increase in the transaction amounts as we expect to continue to strengthen our business cooperation with Sinotrans Supply Chain, having considered (a) the extensive experience, network and resources of Sinotrans Supply Chain with respect to the Freight Forwarding Management Services, (b) the familiarity of Sinotrans Supply Chain (as a subsidiary of Sinotrans) with our business needs, quality standards and operational requirements in respect of the services we require; and (c) the lower service fee that Sinotrans Supply Chain expects to offer for similar services compared with the service fee charged by Independent Third Parties;

(iii)	the expected demand for the Freight Forwarding Management Services by the Group in light of the current progress and expected growth of cooperation arrangements with overseas partners, the Group’s strategic layout and expansion plans for overseas business, the anticipated number of vehicles required for overseas operations, in particular, the Company has secured multiple joint deployment model partners across overseas markets, including Uber for the contracted deployment of more than 2,000 Robotaxis in Europe, bringing the total number of vehicles under agreements in negotiation across international markets to over 4,000 Robotaxi vehicles, and a reasonable growth rate for the overseas business based on historical trends and business projections; and

(iv)	the potential increment in service costs during the term of the Freight Forwarding Services Framework Agreement.

International Logistics and Delivery Services Framework Agreement

On August 25, 2026 (after trading hours), Beijing (YX) Pony (as customer), a subsidiary of the Company, and Maxx Logistics (as service provider) entered into the International Logistics and Delivery Services Framework Agreement, pursuant to which Maxx Logistics and/or its affiliates shall provide Beijing (YX) Pony and/or its affiliates with the International Logistics and Delivery Services, including but not limited to the provision of import customs clearance and inspection, vehicle registration and local inland transportation services for complete vehicles upon their arrival at worldwide destinations.

The principal terms of the International Logistics and Delivery Services Framework Agreement are set forth below:

Date:	August 25, 2026 (after trading hours)

Parties:	Beijing (YX) Pony (as customer); and Maxx Logistics (as service provider)

Term:	The International Logistics and Delivery Services Framework Agreement shall be effective from August 25, 2026 to June 30, 2029.

Subject Matter:	Pursuant to the International Logistics and Delivery Services Framework Agreement, Maxx Logistics and/or its affiliates shall provide Beijing (YX) Pony and/or its affiliates with the International Logistics and Delivery Services, including but not limited to the provision of import customs clearance and inspection, vehicle registration and local inland transportation services for complete vehicles upon their arrival at worldwide destinations.

Upon arrival of the goods at the overseas port of entry, Maxx Logistics and/or its affiliates shall pick up the goods from locations as designated by Beijing (YX) Pony and/or its affiliates from time to time. If the goods involve import customs clearance, Maxx Logistics shall be responsible for handling all local import customs clearance procedures in the destination country. For goods which are complete vehicles that require registration, Maxx Logistics and/or its affiliates shall also act as an agent of Beijing (YX) Pony and/or its affiliates to handle all vehicle registration procedures. After completion of the relevant procedures, Maxx Logistics and/or its affiliates shall deliver the goods to the locations as designated by Beijing (YX) Pony and/or its affiliates from time to time within the overseas destination.

Pricing Policy:	Subject to the terms as provided in the International Logistics and Delivery Services Framework Agreement, Beijing (YX) Pony and/ or its affiliates and Maxx Logistics and/or its affiliates will enter into specific orders to set out the specific terms and conditions for the International Logistics and Delivery Services, including the scope of services involved and the service fee rates. The service fee rates of the International Logistics and Delivery Services vary depending on the exact type of services involved and are determined by Maxx Logistics and/or its affiliates and Beijing (YX) Pony and/or its affiliates in good faith and on an arm’s-length basis, based on factors such as pick-up location, delivery location, specifications of goods to be delivered, transportation distance, and requirements for customs clearance and vehicle registration. Beijing (YX) Pony and/or its affiliates shall review the pricing at least annually, and shall only engage Maxx Logistics and/or its affiliates if the terms, the service fee rates and conditions of such specific order are fair and reasonable and in the interests of Beijing (YX) Pony and/or its affiliates with reference to the prevailing market prices for comparable services, and the underlying commercial terms are no less favorable than those offered by suppliers which are Independent Third Parties.

Historical Transaction Amount and Proposed Annual Caps

The historical amount of service fees incurred by the Group for the International Logistics and Delivery Services for the period from the Listing Date to December 31, 2025 and the six months ended June 30, 2026 was nil and approximately US$165,500, respectively.

The proposed annual caps for the International Logistics and Delivery Services Framework Agreement shall be as follows:

Proposed annual caps
(US$’ million)
From August 25, 2026 to December 31, 2026	2.6
For the year ending December 31, 2027	4.4
For the year ending December 31, 2028	5.9
From January 1, 2029 to June 30, 2029	5.1

The proposed annual caps for the International Logistics and Delivery Services Framework Agreement were determined after taking into account:

(i)	the expected increase in the transaction amounts as we expect to continue to strengthen our business cooperation with Maxx Logistics, having considered (a) the extensive experience, network and resources of Maxx Logistics with respect to the International Logistics and Delivery Services in the Group’s expected overseas destinations, (b) the Group’s satisfaction with the stable and cost-efficient services provided by Maxx Logistics to date, and (c) the familiarity of Maxx Logistics (as an associate of Sinotrans) with our business needs, quality standards and operational requirements in respect of the services we require;

(ii)	the historical transaction amounts for the International Logistics and Delivery Services incurred by the Group with Maxx Logistics as stated above, together with the transaction amounts incurred by the Group for the engagement of other Independent Third Parties, have demonstrated a rapidly increasing trend in recent periods, in particular, (a) the transaction amount between the Group and Maxx Logistics in July 2026 alone has exceeded US$33,000; and (b) the contracted amounts between the Group and other Independent Third Parties for similar service in July 2026 alone have exceeded US$224,000. In aggregate, the total amount of such transactions in July 2026 alone has already surpassed the total transaction amount incurred between the Group and all the service providers providing similar services for the first half of 2026.

(iii)	the expected demand for the International Logistics and Delivery Services by the Group in light of the current progress and expected growth of cooperation arrangements with overseas partners, the Group’s strategic layout and expansion plans for overseas business, the anticipated number of vehicles required for overseas operations, in particular, the Company has secured multiple joint deployment model partners across overseas markets, including Uber for the contracted deployment of more than 2,000 Robotaxis in Europe, bringing the total number of vehicles under agreements in negotiation across international markets to over 4,000 Robotaxi vehicles, and a reasonable growth rate for the overseas business based on historical trends and business projections; and

(iv)	the potential increment in service costs during the term of the International Logistics and Delivery Services Framework Agreement.

International Logistics Management Services Framework Agreement

On August 25, 2026 (after trading hours), Qingdao Cyantron (as customer), a subsidiary of the Company, and Sinotrans Qingdao (as service provider) entered into the International Logistics Management Services Framework Agreement, pursuant to which Sinotrans Qingdao and/or its affiliates shall act as an agent of Qingdao Cyantron and/or its affiliates and provide the Logistics Management Services to Qingdao Cyantron and/or its affiliates, which include, among others, import and export cargo booking (including payment of ocean freight charges, terminal handling charges (THC), port fees, and other miscellaneous carrier charges), customs clearance, inspection procedures, port handover, and other freight forwarding arrangements with respect to the ocean transportation of cargo carried by Qingdao Cyantron and/or its affiliates.

The principal terms of the International Logistics Management Services Framework Agreement are set forth below:

Date:	August 25, 2026 (after trading hours)

Parties:	Qingdao Cyantron (as customer); and Sinotrans Qingdao (as service provider)

Term:	The International Logistics Management Services Framework Agreement shall be effective from August 25, 2026 to June 30, 2029.

Subject Matter:	Pursuant to the International Logistics Management Services Framework Agreement, Sinotrans Qingdao and/or its affiliates shall act as an agent of Qingdao Cyantron and/or its affiliates and provide the Logistics Management Services to Qingdao Cyantron and/or its affiliates, which include, among others, import and export cargo booking (including payment of ocean freight charges, terminal handling charges (THC), port fees, and other miscellaneous carrier charges), customs clearance, inspection procedures, port handover, and other freight forwarding arrangements with respect to the ocean transportation of cargo carried by Qingdao Cyantron and/or its affiliates.

Pricing Policy:	Subject to the terms as provided in the International Logistics Management Services Framework Agreement, Qingdao Cyantron and/ or its affiliates and Sinotrans Qingdao and/or its affiliates will enter into specific orders to set out the specific terms and conditions for the Logistics Management Services, including the scope of services involved and the service fee rates. The service fee rates of the Logistics Management Services vary depending on the exact type of services involved and are determined by Qingdao Cyantron and/or its affiliates and Sinotrans Qingdao and/or its affiliates in good faith and on an arm’s-length basis, based on costs of provision of services by Sinotrans Qingdao and/or its affiliates, taking into account factors such as delivery location, specifications of goods, transportation distance, and requirements for customs clearance. A reasonable profit margin shall be factored in on top of cost coverage, which will be determined with reference to prevailing profit levels for similar services in the industry. Qingdao Cyantron and/or its affiliates shall review the pricing at least annually, and shall only engage Sinotrans Qingdao and/or its affiliates if the terms, the service fee rates and conditions of such specific order are fair and reasonable and in the interests of Qingdao Cyantron and/ or its affiliates with reference to the prevailing market prices for comparable services, and the underlying commercial terms are no less favorable than those offered by suppliers which are Independent Third Parties.

Historical Transaction Amount and Proposed Annual Caps

The historical amount of service fees incurred by the Group for the International Logistics Management Services for the period from the Listing Date to December 31, 2025 and the six months ended June 30, 2026 was nil and approximately US$570,000, respectively.

The proposed annual caps for the International Logistics Management Services Framework Agreement shall be as follows:

Proposed annual caps
(US$’ million)
From August 25, 2026 to December 31, 2026	1.0
For the year ending December 31, 2027	1.9
For the year ending December 31, 2028	2.5
From January 1, 2029 to June 30, 2029	1.6

The proposed annual caps for the International Logistics Management Services Framework Agreement were determined after taking into account:

(i)	the expected increase in the transaction amounts as we expect to continue to strengthen our business cooperation with Sinotrans Qingdao, having considered (a) the extensive experience, network and resources of Sinotrans Qingdao with respect to the International Logistics Management Services, (b) the Group’s satisfaction with the stable and cost-efficient services provided by Sinotrans Qingdao to date, and (c) the familiarity of Sinotrans Qingdao (as a subsidiary of Sinotrans) with our business needs, quality standards and operational requirements in respect of the services we require;

(ii)	the historical transaction amounts for the International Logistics Management Services incurred by the Group with Sinotrans Qingdao as stated above;

(iii)	the expected growth of cross-border transportation services to be undertaken by Qingdao Cyantron, driven by the development of cross-border businesses; and

(iv)	the potential increment in service costs during the term of the International Logistics Management Services Framework Agreement.

REASONS FOR AND BENEFITS OF THE CCT AGREEMENTS

The purpose of the CCT Agreements is for the Group to secure reliable logistics and delivery services from Sinotrans and its affiliates, supporting the Group’s ordinary course of business by delivering goods (such as vehicles and/or auto parts) worldwide. Sinotrans is a leading service provider in logistics, forwarding and related business and e-commerce business, offering a wide range of reliable and cost-efficient logistics, forwarding and related services. The Directors consider that the CCT Agreements and the transactions contemplated thereunder will be beneficial to the Group given that the Group can leverage the extensive experience, network and resources of Sinotrans to ensure stable and reliable logistics and freight forwarding services, thereby accelerating the Group’s global expansion and supporting its business growth. In addition, the business collaboration between the Group and Sinotrans can be further strengthened through the CCT Agreements. Having considered the business scale and leading market position of Sinotrans, the Company believes it will be able to advance its overseas expansion and fleet deployment with greater efficiency and agility, enhance the operational and management efficiency of its freight operations, and in the meantime reduce unnecessary resources and costs in handling logistics, freight forwarding and other related administrative work, thereby achieving economies of scale in the Group’s operations.

Based on the above, the Directors (including the independent non-executive Directors) are of the view that (i) each of the Freight Forwarding Services Framework Agreement, the International Logistics and Delivery Services Framework Agreement and the International Logistics Management Services Framework Agreement, together with the transactions contemplated thereunder, are in the ordinary and usual course of business of the Company, and the terms contained therein are on normal commercial terms or better after arm’s length negotiations between the parties; and (ii) the proposed annual caps and terms of each of the Freight Forwarding Services Framework Agreement, the International Logistics and Delivery Services Framework Agreement and the International Logistics Management Services Framework Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole. None of the Directors has a material interest in the Freight Forwarding Services Framework Agreement, the International Logistics and Delivery Services Framework Agreement and the International Logistics Management Services Framework Agreement, and accordingly none of them is required to abstain from voting on the Board resolutions approving the same.

REVISION OF ANNUAL CAPS OF TRANSPORTATION SERVICES FRAMEWORK AGREEMENT

Reference is made to the section headed “Connected Transactions” of the Prospectus in relation to, among other things, the Transportation Services Framework Agreement entered into between Qingdao Cyantron and Sinotrans.

Principal terms of the Transportation Services Framework Agreement

On March 16, 2025, Qingdao Cyantron entered into the Transportation Services Framework Agreement with Sinotrans (and supplemented by a supplemental agreement dated August 22, 2025), pursuant to which the Group agreed to offer transportation services (the “Transportation Services”) to Sinotrans to fulfill its freight orders across China for a term of three years from March 16, 2025 to March 15, 2028, which may be renewed as the parties may mutually agree. Subject to the terms as provided in the Transportation Services Framework Agreement, the Group enters into specific purchase orders with Sinotrans to set out the specific terms and conditions for the Transportation Services provided by the Group.

Historical Amounts, Annual Caps and Basis for Annual Caps

For the years ended December 31, 2023, 2024 and 2025 and the six months ended June 30, 2026, the historical transaction amounts with respect to the supply of Transportation Services were approximately US$22.5 million, US$30.7 million, US$29.6 million and US$19.8 million.

Based on information currently available to the Directors in view of the transaction amount already incurred between Qingdao Cyantron and Sinotrans under the Transportation Services Framework Agreement during the six months ended June 30, 2026, more than half of the annual cap for the year ending December 31, 2026 has been utilized. Having considered (i) the utilization of the annual cap for the year ending December 31, 2026 as mentioned above; (ii) the historical transaction amounts which show an accelerating upward trajectory as driven by both Sinotrans’ continuing business growth and the expanded deployment of robotrucks in the second half of the year and over the next two years, and (iii) the expectation that the Robotruck business will grow consistent with its historical trend, with revenue from Sinotrans expected to increase at a corresponding rate based on historical patterns, the Board anticipates that the existing annual caps under the Transportation Services Framework Agreement will not be sufficient to meet the expected demand for the Transportation Services from Sinotrans. Accordingly, on August 25, 2026, the Board resolved to revise the existing annual caps under the Transportation Services Framework Agreement as follows:

	Original annual caps	Revised annual caps
	(US$’ million)	(US$’ million)
For the year ending December 31, 2026	39	58
For the year ending December 31, 2027	47	93
From January 1, 2028 to March 15, 2028	14	30

Save for the Annual Cap Revision, other material terms of the Transportation Services Framework Agreement will remain unchanged.

Pricing Basis

The fees charged for the Transportation Services under the Transportation Services Framework Agreement are determined on an arm’s length basis with reference to factors including (i) costs incurred by the Group for the provision of the Transportation Services, including but not limited to the weight and type of cargo, types of vehicles used for the provision of the Transportation Services and oil price, and (ii) the fees charged by the Group for similar services provided to customers who are Independent Third Parties. To ensure that fees to be charged by the Group are on normal commercial terms, are fair and reasonable and in the interests of the Shareholders as a whole, for each transaction under the Transportation Services Framework Agreement, the Group will take into account fee quotes offered to Independent Third Parties for services of the same or similar type at least on an annual basis and/or before entering into any definitive agreements to ensure the terms offered to Sinotrans are similar to the terms offered to Independent Third Parties in similar circumstances.

Reason for the Transactions

Cyantron Logistics, a non-wholly owned subsidiary of the Company, has been offering paid Transportation Services to Sinotrans to fulfill its freight orders across China. Through the cooperation between the Group and Sinotrans, the Group has formed a robotruck fleet that provides routine transportation services as part of the Transportation Services to clients in Sinotrans’ existing logistics network. Having considered the business scale and the leading market position of Sinotrans, the Company considers that the supply of Transportation Services to Sinotrans is consistent with the business and commercial objectives of the Group, which provides the Group with a stable source of revenue and facilitates the business growth and development of the Group in general.

The Directors (including the independent non-executive Directors) are of the view that (i) the Transportation Services Framework Agreement (including the Annual Cap Revision) is in the ordinary and usual course of our business, (ii) the Transportation Services Framework Agreement (including the Annual Cap Revision) is on normal commercial terms or better, and (iii) the respective terms and the proposed annual caps (including the Annual Cap Revision) thereof are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

None of the Directors has a material interest in the Transportation Services Framework Agreement, and accordingly none of them is required to abstain from voting on the Board resolutions approving the same.

INTERNAL CONTROL MEASURES

In order to ensure that (i) the terms under the CCT Agreements and the Transportation Services Framework Agreement (including the Annual Cap Revision) are fair and reasonable and no more favorable to the relevant connected party than terms available to Independent Third Parties, and (ii) the transactions thereunder are carried out on normal commercial terms or better, the Company has adopted the following internal control procedures:

(i)	the Board and the finance department of the Group will be jointly responsible for evaluating the continuing connected transactions, in particular the fairness of the pricing policies and annual caps, to ensure compliance with the Listing Rules;

(ii)	the legal department and the finance department of the Group will be jointly responsible for reviewing the Group’s list of connected persons and information about the continuing connected transactions to ensure such information is consistent, accurate and complete, and in compliance with the Listing Rules;

(iii)	the legal department and the finance department of the Group will regularly monitor the fulfillment status of the annual caps and the transaction updates under the relevant agreements;

(iv)	the legal department and the finance department of the Group will regularly monitor the continuing connected transactions and shall report to the Board in a timely manner once they are made aware of any non-compliant matters or any connected transactions that have been restricted by regulatory authorities; and

(v)	the independent non-executive Directors and auditors will conduct an annual review of the continuing connected transactions and provide annual confirmation to ensure that, in accordance with the Listing Rules, the transactions are conducted in accordance with the terms and pricing policies of the relevant agreements and are on normal commercial terms or better.

INFORMATION ON THE PARTIES

The Group

Each of Beijing (YX) Pony, Guangzhou (HX) Pony and Qingdao Cyantron is a limited liability company established in the PRC and a subsidiary of the Company. Beijing (YX) Pony and Guangzhou (HX) Pony are principally engaged in the research, development and operation of Level 4 autonomous driving passenger mobility services. Qingdao Cyantron is principally engaged in autonomous driving freight operation.

Founded in 2016, the Company is a global leader in large-scale mass production and commercialization of autonomous driving technology. With operations spanning China, Europe, East Asia, the Middle East, and beyond, the Company stands among a select few companies globally to achieve fully driverless commercial operations.

Maxx Logistics and Sinotrans Group

Maxx Logistics is a sino-foreign equity joint venture incorporated in the United Arab Emirates and an associate of Sinotrans. It is owned as to 50% by Sinotrans (HK) Logistics Limited, a wholly-owned subsidiary of Sinotrans, and 50% by Almajdouie Trading Establishment which is wholly-owned by an individual, whom is an Independent Third Party. Maxx Logistics is principally engaged in the provision of freight forwarding, overland transportation, warehousing and distribution services.

Each of Sinotrans Supply Chain and Sinotrans Qingdao is a limited liability company established in the PRC and a subsidiary of Sinotrans and is indirectly wholly-owned by Sinotrans. Sinotrans Supply Chain is held as to 90% indirectly by Sinotrans and 10% by Sinotrans Guangdong Dongjiang Warehouse & Terminal Co., Ltd. (廣東中外運東江倉碼有限公司), which is in turn indirectly wholly-owned by Sinotrans. Sinotrans Qingdao is indirectly wholly-owned by Sinotrans. Sinotrans Supply Chain and Sinotrans Qingdao are principally engaged in the provision of transportation and related services.

Sinotrans is a leading service provider in logistics, forwarding and related business and e-commerce business, offering a wide range of reliable and cost-efficient logistics, forwarding and related services. The principal businesses of Sinotrans and Sinotrans Group include logistics, forwarding and related business and e-commerce business.

As at the date of this announcement, (i) Sinotrans held 49.0% of the equity interests of Cyantron Logistics, which is a subsidiary of the Company, Sinotrans is therefore a substantial shareholder of Cyantron Logistics; and (ii) Maxx Logistics is an associate of Sinotrans, and each of Sinotrans Supply Chain and Sinotrans Qingdao is a subsidiary of Sinotrans. Therefore, each of Sinotrans, Sinotrans Supply Chain, Maxx Logistics and Sinotrans Qingdao is a connected person of the Company at the subsidiary level under Chapter 14A of the Listing Rules.

LISTING RULES IMPLICATIONS

As at the date of this announcement, (i) Sinotrans held 49.0% of the equity interests of Cyantron Logistics, which is a subsidiary of the Company, Sinotrans is therefore a substantial shareholder of Cyantron Logistics; and (ii) Maxx Logistics is an associate of Sinotrans, and each of Sinotrans Supply Chain and Sinotrans Qingdao is a subsidiary of Sinotrans. Therefore, each of Sinotrans, Sinotrans Supply Chain, Maxx Logistics and Sinotrans Qingdao is a connected person of the Company at the subsidiary level and the transactions contemplated under the CCT Agreements and the Transportation Services Framework Agreement (including the Annual Cap Revision) constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

The highest applicable percentage ratio (as defined under the Listing Rules) in respect of the transactions contemplated under (i) each of the Freight Forwarding Services Framework Agreement, the International Logistics and Delivery Services Framework Agreement and the Transportation Services Framework Agreement (taking into account the Annual Cap Revision) exceeds 5%; and (ii) the International Logistics Management Services Framework Agreement exceeds 1% but is less than 5%. By virtue of Rule 14A.101 of the Listing Rules, given that (i) each of Sinotrans, Sinotrans Supply Chain, Maxx Logistics and Sinotrans Qingdao is a connected person of the Company at the subsidiary level; (ii) the Board (including all the independent non-executive Directors) has approved the Freight Forwarding Services Framework Agreement, the International Logistics and Delivery Services Framework Agreement, the International Logistics Management Services Framework Agreement and the Transportation Services Framework Agreement (including the Annual Cap Revision) and the transactions contemplated thereunder; and (iii) all the independent non-executive Directors have confirmed that the terms of the Freight Forwarding Services Framework Agreement, the International Logistics and Delivery Services Framework Agreement, the International Logistics Management Services Framework Agreement and the Transportation Services Framework Agreement (including the Annual Cap Revision) are fair and reasonable, on normal commercial terms or better and in the interests of the Company and the Shareholders as a whole, the transactions contemplated thereunder are subject to the reporting, annual review and announcement requirements, but exempt from the circular, independent financial advice and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, the following terms and expressions shall, unless the context requires otherwise, have the following meanings:

“ADSs”	American Depositary Shares, each representing one Class A ordinary share of the Company

“affiliate(s)”	with respect to any specified person, any other person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified person

“Annual Cap Revision”	the revision of the existing annual caps under the Transportation Services Framework Agreement, as set out in this announcement

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Beijing (HX) Pony”	Beijing (HX) Pony AI Technology Co., Ltd. (北京小馬慧行科技有限公司), a limited liability company established in the PRC on April 1, 2017 and a wholly-owned subsidiary of the Company

“Beijing (YX) Pony”	Beijing (YX) Pony AI Technology Co., Ltd. (北京小馬易行科技有限公司), a limited liability company established in the PRC on June 19, 2019 and a wholly-owned subsidiary of the Company

“Board”	the board of Directors

“CCT Agreements”	collectively, the Freight Forwarding Services Framework Agreement, the International Logistics and Delivery Services Framework Agreement and the International Logistics Management Services Framework Agreement

“Company”	Pony AI Inc. (Stock Code: 2026, Nasdaq Symbol: PONY), an exempted company with limited liability incorporated under the laws of the Cayman Islands on November 4, 2016

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Cyantron Logistics”	Cyantron Logistics Technology Co., Ltd. (青騅物流科技有限公司), a limited liability company established in the PRC on February 17, 2022 and held by Beijing (HX) Pony as to 51.0% and Sinotrans as to 49.0%

“Director(s)”	the director(s) of the Company, from time to time

“Freight Forwarding Management Services”	the services to be provided under the Freight Forwarding Services Framework Agreement

“Freight Forwarding Services Framework Agreement”	the freight forwarding services framework agreement entered into between Guangzhou (HX) Pony and Sinotrans Supply Chain on August 25, 2026

“Group”, “we” or “our”	the Company together with its subsidiaries from time to time

“Guangzhou (HX) Pony”	Guangzhou (HX) Pony AI Technology Co., Ltd. (廣州小馬慧行科技有限公司), a limited liability company established in the PRC on January 12, 2018 and a wholly-owned subsidiary of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Third Party(ies)”	any entity(ies) or person(s) who is not a connected person of the Company within the meaning of the Listing Rules

“International Logistics and Delivery Services”	the services to be provided under the International Logistics and Delivery Services Framework Agreement

“International Logistics and Delivery Services Framework Agreement”	the international logistics and delivery services framework agreement entered into between Beijing (YX) Pony and Maxx Logistics on August 25, 2026

“International Logistics Management Services Framework Agreement”	the international logistics management services framework agreement entered into between Qingdao Cyantron and Sinotrans Qingdao on August 25, 2026

“Listing”	the listing of the Class A ordinary shares of the Company on the Main Board of the Stock Exchange on November 6, 2025

“Listing Date”	the date of Listing, i.e. November 6, 2025, Hong Kong time

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Logistics Management Services”	the services to be provided under the International Logistics Management Services Framework Agreement

“Maxx Logistics”	Maxx Logistics FZCO, a sino-foreign equity joint venture incorporated in the United Arab Emirates owned as to 50% by Sinotrans (HK) Logistics Limited and 50% by Almajdouie Trading Establishment, which is an associate of Sinotrans and a connected person of the Company at the subsidiary level

“Prospectus”	the prospectus of the Company dated October 28, 2025

“PRC” or “China”	the People’s Republic of China which, for the purpose of this announcement and for geographical reference only, excluding Hong Kong, Macao Special Administrative Region of the People’s Republic of China, and Taiwan Region

“Qingdao Cyantron”	Qingdao Cyantron Logistics Technology Co., Ltd. (青島青騅物流科技有限公司), a limited liability company established in the PRC on March 14, 2022, a wholly-owned subsidiary of Cyantron Logistics and a non-wholly owned subsidiary of the Company

“RMB”	the lawful currency of the PRC

“Share(s)”	the Class A ordinary shares and the Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Sinotrans”	Sinotrans Limited (中國外運股份有限公司), a joint stock limited company incorporated in the PRC, the shares of which are listed on the Stock Exchange (HKEX: 598) and Shanghai Stock Exchange (SSE: 601598), and a connected person of the Company at the subsidiary level

“Sinotrans Group”	Sinotrans and its subsidiaries

“Sinotrans Qingdao”	Sinotrans Qingdao Warehousing and Transportation Co., Ltd. (青島中外運儲運有限公司), a limited liability company established under the laws of the PRC, a subsidiary of Sinotrans and a connected person of the Company at the subsidiary level

“Sinotrans Supply Chain”	Sinotrans South China Supply Chain Management Co., Ltd. (華南中外運供應鏈管理有限公司), a limited liability company established under the laws of the PRC, a subsidiary of Sinotrans and a connected person of the Company at the subsidiary level

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed thereto under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed thereto under the Listing Rules

“Transportation Services Framework Agreement”	the transportation services framework agreement entered into between Qingdao Cyantron and Sinotrans on March 16, 2025 (and supplemented by a supplemental agreement dated August 22, 2025), pursuant to which the Group shall offer transportation services to Sinotrans to fulfill its freight orders across China for a term of three years from March 16, 2025 to March 15, 2028, which may be renewed as the parties may mutually agree

“US$”	United States dollars, the lawful currency of the United States of America

“%”	per cent

By order of the Board
Pony AI Inc.
Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Hong Kong, August 25, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive directors; and

(iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive directors.